

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

Via E-mail
Mark D. McLaughlin
President and CEO
Palo Alto Networks, Inc.
3300 Olcott Street
Santa Clara, CA 95054

> **Re: Palo Alto Networks, Inc.**
> **Registration Statement on Form S-1**
> **Filed on April 6, 2012**
> **File No. 333-180620**

Dear Mr. McLaughlin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We are in receipt of your request for confidential treatment in connection with Exhibit 10.15. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

3.   We will contact you separately regarding the gatefold graphics included in your prospectus.

4.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to provide the following additional disclosures:

   •   Describe how and when a company may lose emerging growth company status;

   •   A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   •   Your election under Section 107(b) of the Act:

      o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Prospectus Summary, page 1

5.   Please minimize the use in the prospectus of technical jargon that is not likely to be understood by your readers. If you cannot convey information without using jargon, please explain what the jargon means the first place the terms appear. For example, please eliminate, or explain, the terms "appliance form factor" and "natively integrate."

6.   Please disclose in the summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Also, consider disclosing on the cover page the percentage of your voting power to be held by your affiliates following the offering.

Overview, page 1

7.   Please provide independent and objective support for your statement here that you "pioneered the next generation of network security" and your statement on page 4 that you "were the first company to define and lead the industry's transition from the legacy stateful inspection approach to the next-generation firewall paradigm."

Risk Factors, page 9

8.   We note your statement in the introductory paragraph of this section that "additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us." Please remove this statement as your risk factor section should address current and known material risks.

"A portion of our revenue is generated by sales to government entities…," page 25

9.   Tell us what consideration you have given to quantifying the amount of your revenues attributable to government agencies and to discussing your sales to such entities in your business disclosure. Refer to Item 101(c)(1)(ix) of Regulation S-K.

"As a result of becoming a public company…," page 37

10.   Since you qualify as an emerging growth company, please revise this risk factor to note the exemption available to you to Section 404(b) of the Sarbanes-Oxley Act of 2002.

Market and Industry Data, page 40

11.   We note the following disclosure in this section: "While we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise." As you know, the company is responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

12.   Please supplementally provide us with the applicable pages of all third-party reports cited in the prospectus. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned any of the reports you cite.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 49

13.   Consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term. For example, consider discussing the challenges and risks you face from your recent substantial growth, the litigation with Juniper Networks and your plans to increase your operating expenses in the future. Please refer to Section III.A of SEC Release No. 33-8350 for further guidance.

Key Financial Metrics, page 50

14.   Your disclosures indicate that operating results will depend largely on end-customers renewal rates for your services, your ability to attract new end-customers and the average sales price of your products and services. These appear to be important measures and factors impacting your operating performance. You also disclose on page 52 gross margin distinctions between sales of higher and lower throughput products as well as gross margin distinctions for subscriptions which typically have higher gross margins than support and maintenance services. Tell us how you considered disclosures here and in "Results of Operations" regarding quantitative and qualitative discussion and analysis of the changes in these metrics and product and service distinctions as well as price and volume increases that contribute to your revenue increases and gross margin changes for each period presented. We refer you to Item 303(a)(3)(iii) of Regulation S-K and to Section III.B.1 of SEC Release No. 33-8350.

Results of Operations, page 53

15.   Please revise to explain the underlying reasons for material changes in revenues by geographic area. Your disclosures appear to indicate that a discussion by geographic area is important information necessary to an understanding of your business. We refer you to Section III.B.4 of SEC Release 33-8350.

16.   We note from your disclosures on page F-20 that the total compensation cost related to unvested share-based awards granted to employees under your stock plans, not yet recognized was approximately $25.6 million as of January 31, 2012. We further note that you have not recorded any compensation expense associated with the restricted stock awards granted in January 2012 containing both a service condition and liquidity condition. Please revise your disclosures to discuss the impact that you expect unrecognized compensation expense to have on your future results of operations.

Quarterly Revenue Trends, page 63

17.   We note that product revenue decreased by almost 10% in the quarter ended January 31, 2012 as compared to the quarter ended October 31, 2011. Please discuss the reasons for this decrease.

Liquidity and Capital Resources, page 64

18.   Your disclosures appear to be a mere recitation of the changes and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.   As an example, please consider revising to disclose the day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. We note a material drop in the DSO for the six

months ended January 31, 2012. We refer you to Section IV.B of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Revenue Recognition, page 66

19.   Please revise your critical accounting policy for revenue recognition to describe in greater detail the significant factors, inputs, assumptions and methods used to determine the estimated selling price for the deliverables in your multiple element arrangements. In particular, we note your use of percentage of appliance list prices to price subscription services. We refer you to Section V of SEC Release No. 33-8350.

Common Stock Valuations, page 69

20.   Explain how you determined that a straight-line methodology provides the most reasonable conclusion for valuations of your common stock on interim dates between contemporaneous third-party valuations. Please revise your disclosures to discuss the series of events related to exceeding your financial targets between valuation dates. Explain whether there were any changes in your revenue targets or pretax earnings during the intervening months. Please provide us with your monthly revenues, pretax earnings and cash flows for the periods December 2010 through March 2012. Explain whether there were any changes in your discount rate, non-marketability discount and weightings during the intervening periods.

21.   When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

22.   Please revise to disclose the factors you considered in determining your selection of the comparable companies. For instance, you should more clearly describe how you selected comparable companies for your common stock valuations whether based on industry, size, revenue multiples and/or growth rates. Clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including inputs to stock options, common stock and discount rates.

23.   Clarify your consideration of a liquidity event for the March 2011, June 2011 and July 2011 valuations in which you applied the straight-line methodology. In this respect, your disclosures on page 70 indicate that you could not reasonably estimate the form and time of a potential liquidity event prior to August 2011.

24.   Please revise your disclosures to provide an enhanced discussion of the significant factors
       contributing to the difference in fair value of your underlying common stock at each
       valuation date. For instance, your disclosures should explain more clearly the reasons for
       the changes in the discount rate applied to your cash flows and the non-marketability
       discount. In addition, you should quantify how changes in the discount rate and non-
       marketability discount and weightings between valuation methods impacted the fair value
       determination at each respective valuation date.

Business

Customer Case Studies, page 92

25.   Please supplementally advise us of the names of the customers discussed in the case
       studies in this section and tell us what consideration you gave to disclosing the names in
       the prospectus. In this regard, we note you disclose the identity of customers in case
       studies included on your website. Also, please disclose the approximate date that each
       customer began using your products.

Sales and Marketing, page 93

26.   We note your disclosure on page F-8 that in fiscal 2011 two partners represented 29% of
       your total revenue – specifically, 16% and 13%. Tell us what consideration you gave to
       discussing this concentration in your risk factor on page 19 and to disclosing any
       implications on your business in your MD&A overview. Also, tell us what consideration
       you gave to discussing the material terms of your arrangements with these partners in this
       section and filing any agreements as exhibits to your registration statement. Refer to
       Item 601(b)(10)(ii)(B) of Regulation S-K.

Manufacturing, page 94

27.   We note that you have filed your Manufacturing Services Agreement with Flextronics
       Telecom Systems as Exhibit 10.15 to your registration statement. Please revise this
       section to disclose the material terms of this agreement. Also, tell us what consideration
       you gave to discussing your arrangements with the original design manufacturer
       referenced in the risk factor on page 22 and filing your agreements with this manufacturer
       as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation
       S-K.

Intellectual Property, page 95

28.   Please expand this section to discuss the importance and the duration of your patents.
       Refer to Item 101(c)(1)(iv) of Regulation S-K.

Executive Compensation

Corporate Performance Measures, page 110

29.   We note that the corporate performance measures for your 2011 bonus plan were bookings and operating income. Please revise to disclose the quarterly and full year quantitative performance targets for each of these financial performance measures. Refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the prior fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

Principal and Selling Stockholders, page 132

30.   If any of the selling stockholders are affiliates of broker-dealers, confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling stockholders, please identify them as underwriters.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

31.   Please revise to explain how you account for consideration allocated to the software deliverables as a group that is then allocated to each software deliverable using the guidance for recognizing software revenue. We refer you to ASC 985-605-25.

32.   We note on page 51 that you price subscriptions based on a percentage of your appliance's list price. Tell us the effect this pricing has on services revenue recognition and how you considered related disclosure in your revenue recognition policy.

33.   Clarify whether you have arrangements to deliver hardware, software or a software system, either alone or together with other products or services that require significant production, modification, or customization. We note you may perform modification of your software and hardware offerings to interoperate with your end-customers'

infrastructure as disclosed on page 26. We refer you to ASC 605-35 and ASC 985-605-25.

34.   We note from your disclosures on page 24 that business practices in the international markets that you serve may differ from those in the United States and may require you to include non-standard terms in customer contracts, such as extended payment terms. Tell us the extended payment terms that you offer to your customers. Please revise your disclosures to explain how the extended payment terms impact your revenue recognition. We refer you to ASC 985-605-25-(33-35)

35.   Since substantially all of your revenue is generated through sales by channel partners, distributors, resellers and strategic partners tell us and disclose how your revenue recognition policy for evaluating the fixed or determinable fee and collectability criteria complies with ASC 985-605-25-36. Similar revision should be considered for your "Critical Accounting Policies and Estimates" disclosures on page 66 in MD&A.

Note 10. Net Income (Loss) Per Share, page F-22

36.   Explain why all of your net income is allocated to participating securities and no portion is attributable to common stockholders. Please revise your disclosures to clarify the contractual participation rights in undistributed earnings for your participating securities. We refer you to ASC 505-10-50-3.

Unaudited Pro Forma Net Income (Loss) Per Share, page F-24

37.   Explain and disclose how you determined the amount of undistributed earnings allocated to participating securities for purposes of calculating pro forma net income (loss) per share attributable to common stockholders.

38.   Please revise to disclose the reason for the exclusion of the share-based compensation expense associated with vesting of the qualifying event.

Note 13. Segment Information, page F-25

39.   Tell us whether revenues attributable to any individual foreign country are material. We refer you to ASC 280-10-50-41a.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Jeffrey D. Saper, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.